Financial Statements
                                                   Item 6(b) 1
                                                   Page 1 of 37

               Jersey Central Power & Light Company and Subsidiary
                           Consolidated Balance Sheets
                  Actual (unaudited) and Pro Forma (unaudited)
                                 March 31, 2001
                                 --------------

                                                     (In Thousands)
ASSETS                                     Actual      Adjustments    Pro Forma
                                        -----------   -----------   -----------
Utility Plant:
  Utility plant in service               $3,283,382   $       -      $3,283,382
  Accumulated depreciation               (1,237,379)          -      (1,237,379)
                                         ----------     --------     ----------
      Net utility plant in service        2,046,003           -       2,046,003
  Construction work in progress              92,548           -          92,548
  Other, net                                 13,311           -          13,311
                                             ------     --------         ------
      Net utility plant                   2,151,862           -       2,151,862
                                          ---------     --------      ---------


Other Property and Investments:
  Nuclear decommissioning trusts,
  at market                                 114,904           -         114,904
  Nuclear fuel disposal trust, at market    131,930           -         131,930
  Other, net                                 25,496           -          25,496
                                             ------     --------         ------
      Total other property and investme     272,330           -         272,330
                                            -------     --------        -------


Current Assets:
  Cash and temporary cash investments           801       71,150         71,951
   Special deposits                           4,231           -           4,231
  Accounts receivable:
    Customers, net                          139,216           -         139,216
    Affiliates                               32,080           -          32,080
    Other                                   126,229           -         126,229
  Unbilled revenues                          74,309           -          74,309
   Fuel inventory, at average cost or less      536           -             536
  Deferred income taxes                      15,643           -          15,643
  Prepayments                                 5,524           -           5,524
                                              -----      -------          -----
        Total current assets                398,569       71,150        469,719
                                          ---------      -------     ----------



Deferred Debits and Other Assets:
  Regulatory assets, net                  3,063,118     (400,000)     2,663,118
  Regulatory assets - TBC                        -       403,750        403,750
  Deferred income taxes                     185,699           -         185,699
  Other                                      27,258          964         28,222
                                          ---------     --------      ---------
      Total deferred debits and
      other assets                        3,276,075        4,714      3,280,789
                                          ---------        -----      ---------


      Total Assets                       $6,098,836  $    75,864     $6,174,700
                                         ==========  ===========     ==========

                                                   Financial Statements
                                                   Item 6(b) 1
                                                   Page 2 of 37

               Jersey Central Power & Light Company and Subsidiary
                           Consolidated Balance Sheets
                  Actual (unaudited) and Pro Forma (unaudited)
                                 March 31, 2001

                                                    (In Thousands)
LIABILITIES AND CAPITALIZATION             Actual    Adjustments      Pro Forma
                                           ------    -----------      ---------
Capitalization:
  Common stock                          $   153,713   $       -     $   153,713
  Capital surplus                           510,769           -         510,769
  Retained earnings                         769,777     (191,474)       578,303
  Accumulated other comprehensive
   income/(loss)                              2,317           -           2,317
                                              -----      -------          -----
      Total common stockholder's equity 1,436,576 (191,474) 1,245,102 Cumulative preferred stock:
    With mandatory redemption                51,500           -          51,500
    Without mandatory redemption             12,649           -          12,649
  Company-obligated mandatorily redeemable
    preferred securities                    125,000           -         125,000
  Transition bonds                               -       403,750        403,750
  Long-term debt                          1,044,047      (50,000)       994,047
                                          ---------      -------       --------

      Total capitalization                2,669,772      162,276      2,832,048
                                          ---------     --------      ---------



Current Liabilities:
  Securities due within one year            100,847           -         100,847
  Notes payable                              92,300      (92,300)            -
  Accounts payable:
    Affiliates                               23,093           -          23,093
    Other                                    94,258           -          94,258
  Taxes accrued                              44,047        5,888         49,935
  Interest accrued                           27,553           -          27,553
  Other                                      27,569           -          27,569
                                          ---------     --------        -------
      Total current liabilities             409,667      (86,412)       323,255
                                          ---------     --------        -------


Deferred Credits and Other Liabilities:
  Deferred income taxes                     887,441           -         887,441
  Unamortized investment tax credits         16,188           -          16,188
  Power purchase contract loss liability  1,572,278           -       1,572,278
  Nuclear fuel disposal fee                 159,260           -         159,260
  Three Mile Island Unit 2 future costs     129,907           -         129,907
  Other                                     254,323           -         254,323
                                          ---------     --------      ---------
      Total deferred credits and
       other liabilities                  3,019,397           -       3,019,397
                                          ---------     --------      ---------
      Total Liabilities and
       Capitalization                    $6,098,836   $   75,864     $6,174,700
                                          =========    =========      =========

                                                   Financial Statements
                                                   Item 6(b) 1
                                                   Page 3 of 37

               Jersey Central Power & Light Company and Subsidiary
             Consolidated Statements of Income and Retained Earnings
                  Actual (unaudited) and Pro Forma (unaudited)
                   For The Twelve Months Ended March 31, 2001

                                                    (In Thousands)
                                           Actual     Adjustments    Pro Forma
                                           ------     -----------    ---------

Operating Revenues                       $1,988,234    $      -      $1,988,234
                                         ----------      -------     ----------

Operating Expenses:
  Fuel                                       15,357           -          15,357
  Power purchased and interchanged:
     Affiliates                              35,972           -          35,972
     Others                               1,116,272           -       1,116,272
  Deferred costs, net                      (246,544)          -        (246,544)
  Other operation and maintenance           347,365           -         347,365
  Depreciation and amortization             240,607      (28,350)       212,257
  Taxes, other than income taxes             64,242           -          64,242
                                          ---------      -------      ---------

       Total operating expenses           1,573,271      (28,350)     1,544,921
                                          ---------      -------      ---------


Operating Income                            414,963       28,350        443,313
                                          ---------      -------      ---------


Other Income and Deductions:
  Allowance for other funds used
   during construction                          554           -             554
  Other income, net                          29,074           -          29,074
                                             ------      -------         ------
       Total other income and deductions     29,628           -          29,628
                                          ---------      -------       --------


Income Before Interest Charges and
 Preferred Dividends                        444,591       28,350        472,941
                                          ---------      -------       --------


Interest Charges and Preferred Dividends:
  Long-term debt and notes payable           93,804      (14,414)        79,390
  Transition bonds                               -        28,350         28,350
  Company-obligated mandatorily
   redeemable preferred securities           10,700           -          10,700
  Other interest                              1,976           -           1,976
  Allowance for borrowed funds used
   during construction                       (1,375)          -          (1,375)
                                             ------      ------          ------
Total interest charges                      105,105      13,936         119,041
                                          ---------    ---------       --------


Income Before Income Taxes                  339,486      14,414         353,900
  Income taxes                              122,862       5,888         128,750
                                          ---------    ---------       --------

Net Income                                  216,624       8,526         225,150
                                          ---------     --------       --------

 Preferred stock dividends                    5,834           -           5,834
                                          ---------     --------       --------

Earnings Available for Common Stock      $  210,790   $    8,526     $  219,316
                                          =========    =========      =========



Retained Earnings:
Balance at beginning of period           $  718,987   $       -      $  718,987
  Net income                                216,624        8,526        225,150
  Cash dividends on cumulative
   preferred stock                           (5,834)          -          (5,834)
Cash dividends on common stock             (160,000)    (200,000)      (360,000)
Balance at end of period                 $  769,777   $ (191,474)    $  578,303
                                           ========     ========      =========

                                                   Financial Statements
                                                   Item 6(b) 1
                                                   Page 4 of 37

              Jersey Central Power & Light Company and Subsidiaries
                            Pro Forma Journal Entries
             ------------------------------------------------------

                                 (In Thousands)

                                       (1)

Investment in subsidiary - SPI                                $  2,100
         Cash and temporary cash investments/Common stock - SPI         $  2,100

To record Jersey Central Power & Light Company's (JCP&L) proposed capital contribution to form a wholly-owned non-utility subsidiary ("Special Purpose Issuer" (SPI)).

                                      (1A)

Common stock - SPI                                            $  2,100
         Investment in subsidiary - SPI                                 $  2,100

To reflect the elimination entry to consolidate JCP&L and SPI.

                                       (2)

Cash and temporary cash investments
  (net proceeds to JCP&L)                                     $400,000
Regulatory assets - Transition bond charge (TBC)               400,000
Regulatory assets - TBC (issuance expenses)                     20,000
         Regulatory assets, net (transferred to SPI)                    $400,000
         Transition bonds (issued by SPI)                                420,000

To record the proposed issuance of $420 million of transition bonds by SPI and transfer of the interest in bondable transition property to SPI in exchange for the net proceeds of $400 million related to the sale of such bonds. Expenses related to the issuance are estimated to be $20 million.

                                       (3)

Long-term debt                                                $200,000
         Cash and temporary cash investments                            $200,000

To record the redemption of $200 million of First Mortgage Bonds (FMBs) from the net proceeds received from the proposed issuance of transition bonds.


                                       (4)

Retained earnings                                             $200,000
         Cash and temporary cash investments                            $200,000

To record common stock dividends paid to GPU, Inc. from the net proceeds received from the proposed issuance of transition bonds.

                                                   Financial Statements
                                                   Item 6(b) 1
                                                   Page 5 of 37

              Jersey Central Power & Light Company and Subsidiaries
                            Pro Forma Journal Entries

                                 (In Thousands)

                                       (5)

Interest on transition bonds                                  $ 28,350
         Cash and temporary cash investments                            $ 28,350

To record the annual interest expense on the proposed issuance of $420 million of transition bonds at an assumed rate of 6.75%.

                                       (6)

Cash and temporary cash investments                           $ 17,500
         Interest on long-term debt and notes payable                   $ 17,500

To record the decrease in annual interest expense resulting from the redemption of $200 million FMBs at an annual rate of 8.75%.

                                       (7)

Cash and temporary cash investments (net proceeds)            $148,795
Other deferred debits (issuance expenses)                        1,205
         Long-term debt                                                 $150,000

To record the issuance of $150 million of senior notes in May 2001 and related issuance expenses.

                                       (8)

Notes payable                                                 $ 92,300
         Cash and temporary cash investments                            $ 92,300

To record the redemption of outstanding commercial paper from the net proceeds received from the issuance of senior notes.


                                       (9)

Interest on long-term debt and notes payable                  $  9,675
         Cash and temporary cash investments                            $  9,675

To record the annual interest expense resulting from the issuance of $150 million of senior notes in May 2001 at an annual rate of 6.45%.

                                                   Financial Statements
                                                   Item 6(b) 1
                                                   Page 6 of 37

              Jersey Central Power & Light Company and Subsidiaries
                            Pro Forma Journal Entries

                                 (In Thousands)

                                      (10)

Cash and temporary cash investments                           $  6,830
         Interest on long-term debt and notes payable                   $  6,830

To record the decrease in annual interest expense resulting from the redemption of $92.3 million of outstanding commercial paper at a weighted average interest rate of 7.4%.

                                      (11)

Interest on long-term debt and notes payable                  $    241
         Other deferred debits                                          $    241

To record the annual amortization of the deferred issuance expenses related to the issuance of senior notes which are being amortized over 5 years.

                                      (12)

Cash and temporary cash investments                          $  44,600
         TBC revenues                                                   $ 44,600

To record the collection of TBC revenues from JCP&L's ratepayers in accordance with the expected amortization schedule (over 15 years) at an assumed interest rate of 6.75%.

                                      (13)

Depreciation and amortization                                 $ 16,250
         Regulatory assets - TBC                                        $ 16,250

To record the annual amortization of regulatory assets-TBC in accordance with the expected amortization schedule.


                                      (14)

Transition bonds                                              $ 16,250
         Cash and temporary cash investments                            $ 16,250

To record the annual principal payments of the transition bonds.

                                                   Financial Statements
                                                   Item 6(b) 1
                                                   Page 7 of 37

              Jersey Central Power & Light Company and Subsidiaries
                            Pro Forma Journal Entries

                                 (In Thousands)

                                      (15)

MTC revenues                                                  $ 44,600
         Depreciation and amortization                                  $ 44,600

To record the reduction of MTC revenues and the related regulatory asset amortization to offset the proposed collection of TBC revenues due to a rate cap imposed on JCP&L in its 1999 Restructuring Order issued by the NJBPU.

                                      (16)

Income taxes                                                  $  5,888
         Taxes accrued                                                  $  5,888

To record the net increase in the provision for Federal and State income taxes, at the rate of 40.85%, attributable to the above transactions.

                                                   Financial Statements
                                                   Item 6(b) 2
                                                   Page 8 of 37

                           GPU, Inc. and Subsidiaries
                           Consolidated Balance Sheets
                  Actual (unaudited) and Pro Forma (unaudited)
                                 March 31, 2001

                                                    (In Thousands)
ASSETS                                     Actual     Adjustments     Pro Forma
                                        -----------   -----------   -----------
Utility Plant:
  Utility plant in service              $ 9,953,336    $       -    $ 9,953,336
  Accumulated depreciation               (3,209,213)           -     (3,209,213)
                                         ----------     ---------    ----------
       Net utility plant in service       6,744,123            -      6,744,123
  Construction work in progress             175,831            -        175,831
  Other, net                                 16,455            -         16,455
                                         ----------     ---------    ----------
       Net utility plant                  6,936,409            -      6,936,409
                                         ----------     ---------    ----------



Other Property and Investments:
  Goodwill, net                           1,889,896            -      1,889,896
  Nuclear decommissioning trusts,
  at market                                 366,740            -        366,740
  Nuclear fuel disposal trust, at market    131,930            -        131,930
  Other, net                                937,104            -        937,104
                                         ----------     ---------     ---------
      Total other property and
       investments                        3,325,670            -      3,325,670
                                         ----------     ---------     ---------


Current Assets:
  Cash and temporary cash investments       404,279       271,150       675,429
  Marketable securities                      11,258            -         11,258
  Special deposits                          116,132            -        116,132
  Accounts receivable:
    Customers, net                          510,064            -        510,064
    Other                                   230,294        12,000       242,294
  Unbilled revenues                         201,294            -        201,294
   Cost and estimated earnings in excess
    of billings on uncompleted contracts     35,042            -         35,042
Materials and supplies, at average
cost or less                                 87,491            -         87,491
  Deferred income taxes                      50,329            -         50,329
  Prepayments                               115,010            -        115,010
                                         ----------       -------      --------
        Total current assets              1,761,193       283,150     2,044,343
                                         ----------     ---------     ---------


Deferred Debits and Other Assets:
  Regulatory assets, net                    4,407,7      (400,000)    4,007,707
  Regulatory assets - TBC                       -         403,750       403,750
  Deferred income taxes                   1,780,667            -      1,780,667
  Other                                     420,463           964       421,427
                                         ----------    ----------    ----------
      Total deferred debits and
       other assets                       6,608,837         4,714     6,613,551
                                         ----------    ----------    ----------

      Total Assets                      $18,632,109   $   287,864   $18,919,973
                                         ==========    ==========    ==========

                                                   Financial Statements
                                                   Item 6(b) 2
                                                   Page 9 of 37

                           GPU, Inc. and Subsidiaries
                           Consolidated Balance Sheets
                  Actual (unaudited) and Pro Forma (unaudited)
                                 March 31, 2001

                                                      (In Thousands)
LIABILITIES AND CAPITALIZATION              Actual     Adjustments    Pro Forma
                                         -----------   -----------    ---------
Capitalization:
  Common stock                          $   331,958    $       -    $   331,958
  Capital surplus                         1,014,405            -      1,014,405
  Retained earnings                       2,464,273        16,326     2,480,599
  Accumulated other comprehensive
   income/(loss)                            (52,787)           -        (52,787)
                                         ----------     ---------    ----------
      Total                               3,757,849        16,326     3,774,175
  Reacquired common stock, at cost         (356,762)           -       (356,762)
                                         ----------     ---------    ----------

      Total common stockholders' equity   3,401,087        16,326     3,417,413
  Cumulative preferred stock:
    With mandatory redemption                51,500            -         51,500
    Without mandatory redemption             12,649            -         12,649
  Subsidiary-obligated mandatorily
  redeemable
    preferred securities                    125,000            -        125,000
  Subsidiary-obligated trust
  preferred securities                      200,000            -        200,000
  Transition bonds                               -        403,750       403,750
  Long-term debt                          3,745,460       (50,000)    3,695,460
                                         ----------     ---------     ---------
      Total capitalization                7,535,696       370,076     7,905,772
                                         ----------    ----------     ---------



Current Liabilities:
  Securities due within one year          1,006,393            -      1,006,393
  Notes payable                           1,607,653       (92,300)    1,515,353
  Bank overdraft                            236,626            -        236,626
  Accounts payable                          460,058            -        460,058
   Billings in excess of cost and estimated
    earnings on uncompleted contracts        29,882            -         29,882
  Taxes accrued                              52,213        10,088        62,301
  Interest accrued                          102,033            -        102,033
  Other                                     343,703            -        343,703
                                         ----------    ----------    ----------
      Total current liabilities           3,838,561       (82,212)    3,756,349
                                         ----------    ----------    ----------


Deferred Credits and Other Liabilities:
  Deferred income taxes                   3,143,408            -      3,143,408
  Unamortized investment tax credits         42,948            -         42,948
  Three Mile Island Unit 2 future costs     519,607            -        519,607
  Power purchase contract loss liability  2,665,615            -      2,665,615
  Other                                     886,274            -        886,274
                                         ----------    ----------    ----------
      Total deferred credits and
      other liabilities                   7,257,852            -      7,257,852
                                         ----------    ----------    ----------



   Total Liabilities and Capitalization $18,632,109   $   287,864   $18,919,973
                                         ==========    ==========    ==========

                                                   Financial Statements
                                                   Item 6(b) 2
                                                   Page 10 of 37

                           GPU, Inc. and Subsidiaries
             Consolidated Statements of Income and Retained Earnings
                  Actual (unaudited) and Pro Forma (unaudited)
                   For The Twelve Months Ended March 31, 2001

                                                    (In Thousands)
                                            Actual    Adjustments    Pro Forma
                                            ------    -----------    ---------
Operating Revenues                       $5,320,251     $      -     $5,320,251
                                          ---------      --------     ---------

Operating Expenses:
  Fuel                                       47,664            -         47,664
  Power purchased and interchanged        2,351,027            -      2,351,027
  Deferred costs, net                      (246,544)           -       (246,544)
  Other operation and maintenance         1,489,337            -      1,489,337
  Net loss on sale of business              239,510            -        239,510
  Depreciation and amortization             552,125       (28,350)      523,775
  Taxes, other than income taxes            226,268            -        226,268
                                            -------      --------       -------
       Total operating expenses           4,659,387       (28,350)    4,631,037
                                          ---------       -------     ---------
Operating Income                            660,864        28,350       689,214
                                          ---------      ---------    ---------

Other Income and Deductions:
  Allowance for other funds used
   during construction                          553            -            553
  Equity in undistributed earnings
   of affiliates, net                        28,218            -         28,218
  Other income, net                         150,243        12,000       162,243
                                            -------        ------       -------
       Total other income and deductions    179,014        12,000       191,014
                                          ---------       -------       -------

Income Before Interest Charges and
 Preferred Dividends                        839,878        40,350       880,228
                                          ---------       -------      --------


Interest Charges and Preferred Dividends:
  Long-term debt and notes payable          489,923       (14,414)      475,509
  Transition bonds                               -         28,350        28,350
  Subsidiary-obligated trust
   preferred securities                      13,690            -         13,690
  Subsidiary-obligated mandatorily
   redeemable preferred securities           10,700            -         10,700
  Other interest                             10,521            -         10,521
  Allowance for borrowed funds used
   during construction                       (2,413)           -         (2,413)
  Preferred stock dividends of subsidiaries   5,834            -          5,834
                                             ------      --------        ------
       Total interest charges and
        preferred dividends                 528,255        13,936       542,191
                                          ---------     ---------       -------
Income Before Income Taxes and
 Minority Interest                          311,623        26,414       338,037
  Income taxes                              136,632        10,088       146,720
  Minority interest net income               (3,556)          -          (3,556)
                                           --------     ---------       -------
Net Income                               $  171,435    $   16,326    $  187,761
                                          =========     =========     =========


Retained Earnings:
Balance at beginning of period           $2,557,496    $      -      $2,557,496
  Net income                                171,435        16,326       187,761
  Cash dividends declared on
   common stock                            (264,658)          -        (264,658)
                                          ---------      --------     ---------
Balance at end of period                 $2,464,273    $   16,326    $2,480,599
                                         ==========    ==========    ==========

                                                   Financial Statements
                                                   Item 6(b) 2
                                                   Page 11 of 37

                           GPU, Inc. and Subsidiaries
                            Pro Forma Journal Entries
                      -------------------------------------

                                 (In Thousands)

                                       (1)

Cash and temporary cash investments
  (net proceeds to JCP&L)                               $400,000
Regulatory assets - Transition bond charge (TBC)         400,000
Regulatory assets - TBC (issuance expenses)               20,000
         Regulatory assets, net (transferred to SPI)                  $400,000
         Transition bonds (issued by SPI)                              420,000

To record the proposed issuance of $420 million of transition bonds by SPI and transfer of the interest in bondable transition property to SPI in exchange for the net proceeds of $400 million related to the sale of such bonds. Expenses related to the issuance are estimated to be $20 million.

                                       (2)

Long-term debt                                          $200,000
         Cash and temporary cash investments                           $200,000

To record the redemption of $200 million of First Mortgage Bonds (FMBs) from the net proceeds received from the proposed issuance of transition bonds.


                                       (3)

Accounts receivable - other                             $ 12,000
         Other income, net                                             $ 12,000

To record the annual interest income on the temporary cash investment of $200 million of the net proceeds from the issuance of transition bonds, at an assumed rate of 6%.

                                       (4)

Interest on transition bonds                            $ 28,350
         Cash and temporary cash investments                           $ 28,350

To record the annual interest expense on the proposed issuance of $420 million of transition bonds at an assumed rate of 6.75%.

                                                   Financial Statements
                                                   Item 6(b) 2
                                                   Page 12 of 37

                           GPU, Inc. and Subsidiaries
                            Pro Forma Journal Entries
                        ---------------------------------

                                 (In Thousands)


                                       (5)

Cash and temporary cash investments                     $ 17,500
         Interest on long-term debt and notes payable                  $ 17,500

To record the decrease in annual interest expense resulting from the redemption of $200 million FMBs at an annual rate of 8.75%.

                                       (6)

Cash and temporary cash investments (net proceeds)      $148,795
Other deferred debits (issuance expenses)                  1,205
         Long-term debt                                                $150,000

To record the issuance of $150 million of senior notes in May 2001 and related issuance expenses.

                                       (7)

Notes payable                                           $ 92,300
         Cash and temporary cash investments                           $ 92,300

To record the redemption of outstanding commercial paper from the net proceeds received from the issuance of senior notes.


                                       (8)

Interest on long-term debt and notes payable            $  9,675
         Cash and temporary cash investments                           $  9,675

To record the annual interest expense resulting from the issuance of $150 million of senior notes in May 2001 at an annual rate of 6.45%.

                                                   Financial Statements
                                                   Item 6(b) 2
                                                   Page 13 of 37

                           GPU, Inc. and Subsidiaries
                            Pro Forma Journal Entries
                       -----------------------------------

                                 (In Thousands)

                                       (9)

Cash and temporary cash investments                     $  6,830
         Interest on long-term debt and notes payable                  $  6,830

To record the decrease in annual interest expense resulting from the redemption of $92.3 million of outstanding commercial paper at a weighted average interest rate of 7.4%.

                                      (10)

Interest on long-term debt and notes payable            $    241
         Other deferred debits                                         $    241

To record the annual amortization of the deferred issuance expenses related to the issuance of senior notes which are being amortized over 5 years.

                                      (11)

Cash and temporary cash investments                    $  44,600
         TBC revenues                                                  $ 44,600

To record the collection of TBC revenues from JCP&L's ratepayers in accordance with the expected amortization schedule (over 15 years) at an assumed interest rate of 6.75%.

                                      (12)

Depreciation and amortization                           $ 16,250
         Regulatory assets - TBC                                       $ 16,250

To record the annual amortization of regulatory assets-TBC in accordance with the expected amortization schedule.


                                      (13)

Transition bonds                                        $ 16,250
         Cash and temporary cash investments                           $ 16,250

To record the annual principal payments of the transition bonds.

                                                   Financial Statements
                                                   Item 6(b) 2
                                                   Page 14 of 37

                           GPU, Inc. and Subsidiaries
                            Pro Forma Journal Entries
                    ----------------------------------------

                                 (In Thousands)

                                      (14)

MTC revenues                                            $ 44,600
         Depreciation and amortization                                 $ 44,600

To record the reduction of MTC revenues and the related regulatory asset amortization to offset the proposed collection of TBC revenues due to a rate cap imposed on JCP&L in its 1999 Restructuring Order issued by the NJBPU.

                                      (15)

Income taxes                                            $ 10,088
         Taxes accrued                                                 $ 10,088

To record the net increase in the provision for Federal and State income taxes, at the rate of 40.85%, attributable to the above transactions.


Notes: The declaration and payment of $200 million of common stock dividends by JCP&L would not have an impact on GPU's consolidated financial statements and therefore no journal entry is required.

                                                   Financial Statements
                                                   Item 6(b)
                                                   Page 15 of 37


               COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         GPU, Inc. owns all the outstanding common stock of three domestic electric utilities -- Jersey Central Power & Light Company (JCP&L), Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec). These electric utilities are conducting business under the name GPU Energy and considered together are referred to as the "GPU Energy companies." GPU Capital, Inc. and GPU Electric, Inc. and their subsidiaries own, operate and fund the acquisition of electric distribution and gas transmission systems in foreign countries, and are referred to as "GPU Electric." GPU Electric's foreign utility companies include Midlands Electricity plc (conducting business as GPU Power
UK); GPU Empresa Distribuidora Electrica Regional S.A. (Emdersa); and GPU GasNet. GPU Power, Inc. and its subsidiaries (GPU Power) develop, own and operate generation facilities in foreign countries. Other subsidiaries of GPU, Inc. include GPU Advanced Resources, Inc. (GPU AR), which sells electric energy at retail; GPU Telcom Services, Inc. (GPU Telcom), which is engaged in telecommunications-related businesses; MYR Group Inc. (MYR), which is a utility infrastructure construction services company; GPU Service, Inc. (GPUS), which provides legal, accounting, financial and other services to the GPU companies; GPU Diversified Holdings LLC, which makes investments in energy-related businesses; and GPU Nuclear, Inc. (GPUN). All of these companies considered together are referred to as "GPU."


1.  COMMITMENTS AND CONTINGENCIES

                   PENDING MERGER OF FIRSTENERGY CORP. AND GPU
                   -------------------------------------------

         In August 2000, GPU, Inc. entered into an agreement to merge with FirstEnergy, an Ohio corporation, headquartered in Akron, Ohio. Under the merger agreement, FirstEnergy would acquire all of the outstanding shares of GPU's common stock for approximately $4.5 billion in cash and FirstEnergy common stock.

         Under the agreement, GPU stockholders would receive $36.50 for each share of GPU common stock they own, payable in cash or the equivalent of $36.50 per share in FirstEnergy common stock, as long as FirstEnergy's common stock price is between $24.24 and $29.63. Each GPU stockholder would be able to elect the form of consideration, subject to proration so that the aggregate consideration to all GPU stockholders will be 50 percent cash and 50 percent FirstEnergy common stock. Each GPU share converted into FirstEnergy common stock would be exchanged for not less than 1.2318 and not more than 1.5055 shares of FirstEnergy common stock, depending on the average closing price of FirstEnergy stock during the 20-day trading period ending on the sixth trading date prior to the merger closing.

         The merger has been approved by the Boards of Directors and stockholders of GPU, Inc. and FirstEnergy and is expected to close promptly after all of the conditions to the consummation of the merger (including the receipt of all necessary regulatory approvals, provided that such approvals will not impose terms and conditions that would reasonably be expected to result in a

                                                   Financial Statements
                                                   Item 6(b)
                                                   Page 16 of 37


"material adverse effect," as defined in the merger agreement, on the combined company, and there being no "material adverse effect" on either GPU or FirstEnergy since June 30, 2000 or March 31, 2000, respectively), are fulfilled or waived. Relevant factors would include the nature of any order issued by the regulatory authorities, the financial and business conditions of each company, and whether, and the extent to which, any developments relate to general economic conditions. In testimony before the Pennsylvania Public Utility Commission (PaPUC), FirstEnergy stated that FirstEnergy will carefully review the PaPUC's action with respect to GPU's requested provider of last resort (PLR) relief (for further information, see Domestic Energy Supply section) on the financial condition of GPU to determine whether the consequences would have a "material adverse effect" on GPU or the combined company. The receipt of all necessary regulatory approvals is expected to take approximately twelve months from the date of the merger agreement. There can be no assurance as to the outcome of these matters.


               COMPETITION AND THE CHANGING REGULATORY ENVIRONMENT
               ---------------------------------------------------

Stranded Costs and Regulatory Restructuring Orders:
--------------------------------------------------

         With the transition to a competitive marketplace for generation service in New Jersey and Pennsylvania, certain generation-related costs, which generally would be recoverable in a regulated environment, may no longer be recoverable. These costs are generally referred to as stranded costs.

         In March 2001, the New Jersey Board of Public Utilities (NJBPU) issued a Final Decision and Order (Final Order) with respect to JCP&L's rate unbundling, stranded cost and restructuring filings, which supersedes a Summary Order issued by the NJBPU in May 1999. The Final Order confirms rate reductions set forth in the Summary Order, which began in August 1999 and will remain in effect at increasing levels through July 2003, and provides for, among other things, deregulation of the costs associated with providing electric generation service. The Final Order confirms the establishment of a non-bypassable societal benefits charge to recover costs associated with, among other things, nuclear plant decommissioning and manufactured gas plant remediation, as well as a non-bypassable market transition charge (MTC). The Final Order provides for the ability to recover stranded costs; however, the NJBPU deferred making a final determination of the net proceeds and stranded costs related to the generating asset divestitures until GPU's request for an Internal Revenue Service (IRS) ruling regarding the treatment of associated federal income tax benefits is acted upon.

         In addition, JCP&L is permitted to defer for future collection from customers the amounts by which its costs of supplying basic generation service
(BGS) to non-shopping customers and costs incurred under NUG agreements exceed amounts collected in BGS and MTC rates. The Final Order allows for securitization of the NUG portion of JCP&L's deferred balance so long as conditions of the New Jersey restructuring legislation are met. However, JCP&L must seek NJBPU authorization to securitize that portion of its deferred balance related to above-market NUG costs. There can be no assurance as to the extent, if any, that the NJBPU will permit such securitization.

                                                   Financial Statements
                                                   Item 6(b)
                                                   Page 17 of 37


         The Final Order also provides for the ability to securitize approximately $400 million of stranded costs associated with Oyster Creek. JCP&L has filed a petition with the NJBPU requesting authorization to issue transition bonds to securitize the recovery of these costs.

         In 1998, the PaPUC issued amended Restructuring Orders approving Settlement Agreements entered into by Met-Ed and Penelec which, among other things, provide for customer choice of electric generation supplier beginning January 1, 1999 and a one-year (1999) reduction in retail distribution rates for all consumers. The Orders also provide for recovery of a substantial portion of what otherwise would have become stranded costs, subject to Phase II proceedings following the completion of Met-Ed's and Penelec's generating asset divestitures, to make a final determination of the extent of that stranded cost recovery. In 2000, Met-Ed and Penelec submitted Phase II Reports to the PaPUC supporting their actual net divestiture proceeds and providing a reconciliation of stranded costs pursuant to the 1998 Restructuring Orders.

         In 2000, the PaPUC issued a Phase II Order which, among other things, disallowed a portion of the requested additional stranded costs above those amounts granted in the 1998 Orders. The Phase II Order also deferred a decision on Met-Ed's requested increase in rates, beginning in 2006, for recovery of Met-Ed's generation-related stranded costs. In addition, the Order requires Met-Ed and Penelec to seek an IRS ruling regarding the return of certain unamortized investment tax credits and excess deferred income tax benefits to ratepayers. If the IRS ruling ultimately supports returning these tax benefits to ratepayers, Met-Ed and Penelec would then reduce stranded costs by $40 million plus interest and record a corresponding charge to income.


Supply of Electricity:
---------------------

         As a result of the NJBPU's and the PaPUC's Restructuring Orders, the GPU Energy companies are required to supply electricity to customers who do not choose an alternate supplier. Given that the GPU Energy companies have essentially exited the generation business and will have to supply electricity to non-shopping customers almost entirely from contracted and open market purchases, there will be increased risks associated with supplying that electricity. JCP&L is permitted to defer for future recovery the amount by which its reasonable and prudently incurred costs associated with providing basic generation service to non-shopping customers exceeds amounts currently reflected in its rates for basic generation service. Met-Ed and Penelec, however, are unable to recover energy costs in excess of amounts reflected in their capped rates, which are in effect for varying periods.

         During 2000, market prices at which Met-Ed and Penelec were required to purchase electricity for their retail supply customers at times substantially exceeded the amounts Met-Ed and Penelec were allowed to charge for that electricity under their capped rates. This situation resulted in a substantial loss of earnings for Met-Ed and Penelec in 2000, especially during the peak Summer months. This condition has continued in 2001, with Met-Ed's

                                                   Financial Statements
                                                   Item 6(b)
                                                   Page 18 of 37


and Penelec's supply businesses recognizing after-tax losses of $8.4 million in the first quarter.

         On November 29, 2000, Met-Ed and Penelec filed a petition with the PaPUC seeking permission to defer for future recovery their energy costs in excess of amounts reflected in their capped generation rates. Various parties to the proceeding filed motions to dismiss the petition. On January 19, 2001, Met-Ed and Penelec made a further request that they be permitted to implement their proposed deferral mechanism pending the PaPUC's final action on their petition. On January 24, 2001, the PaPUC denied, without prejudice, the motions to dismiss Met-Ed's and Penelec's petition and recommended that the companies provide support for a rate cap exception based on the criteria in the Customer Choice and Competition Act. In addition, the PaPUC consolidated the petition with the GPU/FirstEnergy merger proceeding for consideration and resolution in accord with the merger procedural schedule. In February 2001, Met-Ed and Penelec filed a supplement to their petition and testimony supporting the granting of exceptions to their rate caps. In addition, Met-Ed and Penelec stated that as an alternative to the deferral mechanism they previously proposed, the circumstances warrant an immediate increase in their present generation rate caps coupled with a cost deferral mechanism.

         On April 25, 2001, the PaPUC Administrative Law Judge (ALJ) assigned to the combined proceeding issued his recommended decision. The ALJ recommended generation rate cap increases totaling $316.7 million (Met-Ed $162.5 million; Penelec $154.2 million) to address the companies' exposure to increased wholesale energy prices under Met-Ed's and Penelec's PLR obligation. The generation rate cap increases would be effective on about June 1, 2001, and would be in lieu of Met-Ed's and Penelec's proposed deferral mechanism for excess PLR costs. With respect to the GPU/FirstEnergy merger, the ALJ recommended that the merger be approved, subject to certain conditions, including that merger-related savings are flowed back to ratepayers through an extension of each company's transmission and distribution rate cap until December 2007. Parties in the proceeding have until May 7, 2001 to file exceptions to the ALJ's recommended decision, and responses to these exceptions must be filed by May 14, 2001. The PaPUC is tentatively scheduled to issue its final decision in the combined proceeding on May 24, 2001.

         There can be no assurance regarding the degree, if any, to which Met-Ed and Penelec may be able to recover their costs to supply electricity in excess of amounts currently reflected in their capped generation rates.


Generation Agreements:
---------------------

         The evolving competitive generation market has created uncertainty regarding the forecasting of the GPU Energy companies' energy supply needs, which has caused the GPU Energy companies to seek shorter-term agreements offering more flexibility. The GPU Energy companies' supply plan focuses on short- to intermediate-term commitments (one month to three years), with any residual needs then being purchased from the short-term market (one hour to one month).

                                                   Financial Statements
                                                   Item 6(b)
                                                   Page 19 of 37


         The GPU Energy companies have entered into agreements with third party suppliers to purchase capacity and energy through 2004. As of March 31, 2001, payments pursuant to these agreements, which include firm commitments as well as certain assumptions regarding, among other things, call/put arrangements, are estimated to be $1.1 billion in 2001, $454 million in 2002, $74 million in 2003 and $5 million in 2004.

         Pursuant to the mandates of the federal Public Utility Regulatory Policies Act and state regulatory directives, the GPU Energy companies were required to enter into long-term power purchase agreements with nonutility generators (NUGs) for the purchase of energy and capacity, which agreements have remaining terms of up to 19 years. The rates under virtually all of the GPU Energy companies' NUG agreements are substantially in excess of current and projected prices from alternative sources, except for periods when GPU Energy is required to meet high customer demand, typically during periods of extremely hot weather or when power supplies are limited. The following table shows actual payments from 1999 through March 31, 2001, and estimated payments thereafter through 2006:

                          Payments Under NUG Agreements
                          -----------------------------
                                  (in millions)

                           Total     JCP&L    Met-Ed      Penelec
                           -----     -----    ------      -------

         1999              $774      $388      $167        $219
         2000               734       364       153         217
         2001               986       552       183         251
         2002               851       511       149         191
         2003               856       507       153         196
         2004               819       460       158         201
         2005               807       448       162         197
         2006               817       449       167         201

         The NJBPU Final Order provides JCP&L assurance of full recovery of its NUG costs (including above-market NUG costs and certain buyout costs); and the PaPUC Restructuring Orders provide Met-Ed and Penelec assurance of full recovery of their above-market NUG costs and certain NUG buyout costs. At March 31, 2001, the GPU Energy companies have recorded, on a present value basis, a total estimated liability of $2.7 billion (JCP&L $1.6 billion; Met-Ed $0.5 billion; Penelec $0.6 billion) on the Consolidated Balance Sheet for above-market NUG costs which is offset by corresponding regulatory assets. The GPU Energy companies are continuing efforts to reduce the above-market costs of these agreements. There can be no assurance as to the extent to which these efforts will be successful.

         In 1997, the NJBPU approved a Stipulation of Final Settlement which, among other things, provided for the recovery of costs associated with the buyout of the Freehold Cogeneration power purchase agreement (Freehold buyout). The NJBPU approved the cost recovery of up to $135 million, over a seven-year period, on an interim basis subject to refund. The NJBPU's Final Order provides for the continued recovery of the Freehold buyout in the MTC, but has not altered the interim nature of such recovery, pending a final

                                                   Financial Statements
                                                   Item 6(b)
                                                   Page 20 of 37


decision by the NJBPU. There can be no assurance as to the outcome of this matter.


                               ACCOUNTING MATTERS
                               ------------------

         JCP&L, in 1999, and Met-Ed and Penelec in 1998, discontinued the application of Statement of Financial Accounting Standards No. 71 (FAS 71), "Accounting for the Effects of Certain Types of Regulation," and adopted the provisions of Statement of Financial Accounting Standards No. 101 (FAS 101), "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71," and Emerging Issues Task Force (EITF) Issue 97-4, "Deregulation of the Pricing of Electricity - Issues Related to the Application of FAS 71 and FAS 101," with respect to their electric generation operations. The transmission and distribution portion of the GPU Energy companies' operations continues to be subject to the provisions of FAS 71. Regulatory assets, net as reflected in the March 31, 2001 and December 31, 2000 Consolidated Balance Sheets in accordance with the provisions of FAS 71 and EITF Issue 97-4 were as follows:

                                                          (in thousands)
                                                    March 31,       December 31,
GPU, Inc. and Subsidiary Companies                    2001              2000
----------------------------------                -------------     ------------

Market transition charge (MTC) / basic
  generation service                                $2,631,013       $2,732,926
Competitive transition charge (CTC)                    990,104        1,501,911
Income taxes recoverable through future
  rates, net                                           268,273          263,942
Costs recoverable through distribution rates           250,840          257,135
Societal benefits charge                               181,265          195,011
Three Mile Island Unit 2 (TMI-2)
  decommissioning costs                                 50,814           46,089
Other, net                                              35,398           35,990
                                                     ---------        ---------
     Total regulatory assets, net                   $4,407,707       $5,033,004
                                                     =========        =========

JCP&L
-----

MTC / basic generation service                      $2,631,013       $2,732,926
Costs recoverable through distribution rates           250,840          257,135
Societal benefits charge                               181,265          195,011
                                                     ---------        ---------
     Total regulatory assets, net                   $3,063,118       $3,185,072
                                                     =========        =========

Met-Ed
------

CTC                                                 $  812,973       $1,056,696
Income taxes recoverable through future
  rates, net                                           120,075          114,543
TMI-2 decommissioning costs                             30,547           27,610
Other, net                                              28,624           29,132
                                                     ---------        ---------
     Total regulatory assets, net                   $  992,219       $1,227,981
                                                     =========        =========

                                                   Financial Statements
                                                   Item 6(b)
                                                   Page 21 of 37


                                                        (in thousands)
                                                March 31,           December 31,
Penelec                                            2001                 2000
-------                                       -----------           -----------

CTC                                            $  177,131          $  445,215
Income taxes recoverable through future
  rates, net                                      148,198             149,399
TMI-2 decommissioning costs                        20,267              18,479
Other, net                                          6,774               6,858
                                                ---------           ---------
     Total regulatory assets, net              $  352,370          $  619,951
                                                 =========          =========


                               NUCLEAR FACILITIES
                               ------------------

Investments:
-----------

         In 1999, the GPU Energy companies sold Three Mile Island Unit 1 (TMI-1) to AmerGen Energy Company, LLC (AmerGen) for approximately $100 million, and in 2000, JCP&L sold Oyster Creek to AmerGen for approximately $10 million. As part of the sales, AmerGen has assumed full responsibility for decommissioning the plants, and the GPU Energy companies have transferred $320 million and $430 million of TMI-1 and Oyster Creek decommissioning trust funds, respectively, to AmerGen. JCP&L, Met-Ed and Penelec jointly own TMI-2, which was damaged during a 1979 accident, in the percentages of 25%, 50% and 25%, respectively. JCP&L's net investment in TMI-2 as of March 31, 2001 and December 31, 2000 was $54 million and $55 million, respectively. JCP&L is collecting revenues for TMI-2 on a basis which provides for the recovery of its remaining investment in the plant by 2008. Met-Ed's and Penelec's remaining investments in TMI-2 were written off in 1998 after receiving the PaPUC's Restructuring Orders.

TMI-2:
------

         As a result of the 1979 TMI-2 accident, individual claims for alleged personal injury (including claims for punitive damages), which are material in amount, were asserted against GPU, Inc. and the GPU Energy companies. Approximately 2,100 of such claims were filed in the US District Court for the Middle District of Pennsylvania. Some of the claims also seek recovery for injuries from alleged emissions of radioactivity before and after the accident.

         At the time of the TMI-2 accident, as provided for in the Price-Anderson Act, the GPU Energy companies had (a) primary financial protection in the form of insurance policies with groups of insurance companies providing an aggregate of $140 million of primary coverage, (b) secondary financial protection in the form of private liability insurance under an industry retrospective rating plan providing for up to an aggregate of $335 million in premium charges under such plan and (c) an indemnity agreement with the Nuclear Regulatory Commission (NRC) for up to $85 million, bringing their total financial protection up to an aggregate of $560 million. Under the secondary level, the GPU Energy companies are subject to a retrospective premium charge of up to $5 million per reactor, or a total of $15 million (JCP&L $7.5 million; Met-Ed $5 million; Penelec $2.5 million).

                                                   Financial Statements
                                                   Item 6(b)
                                                   Page 22 of 37


         In 1995, the US Court of Appeals for the Third Circuit ruled that the Price-Anderson Act provides coverage under its primary and secondary levels for punitive as well as compensatory damages, but that punitive damages could not be recovered against the Federal Government under the third level of financial protection. In so doing, the Court of Appeals referred to the "finite fund" (the $560 million of financial protection under the Price-Anderson Act) to which plaintiffs must resort to get compensatory as well as punitive damages.

         The Court of Appeals also ruled that the standard of care owed by the defendants to a plaintiff was determined by the specific level of radiation which was released into the environment, as measured at the site boundary, rather than as measured at the specific site where the plaintiff was located at the time of the accident (as the defendants proposed). The Court of Appeals also held that each plaintiff still must demonstrate exposure to radiation released during the TMI-2 accident and that such exposure had resulted in injuries. In 1996, the US Supreme Court denied petitions filed by GPU, Inc. and the GPU Energy companies to review the Court of Appeals' rulings.

         In 1996, the District Court granted a motion for summary judgment filed by GPU, Inc. and the GPU Energy companies, and dismissed the ten initial "test cases" which had been selected for a test case trial, as well as all of the remaining 2,100 pending claims. The Court ruled that there was no evidence which created a genuine issue of material fact warranting submission of plaintiffs' claims to a jury. The plaintiffs appealed the District Court's ruling to the Court of Appeals for the Third Circuit. In November 1999, the Third Circuit affirmed the District Court's dismissal of the ten "test cases," but set aside the dismissal of the additional pending claims, remanding them to the District Court for further proceedings. In remanding these claims, the Third Circuit held that the District Court had erred in extending its summary judgment decision to the other plaintiffs and imposing on these plaintiffs the District Court's finding that radiation exposures below 10 rems were too speculative to establish a causal link to cancer. The Court of Appeals stated that the non-test case plaintiffs should be permitted to present their own individual evidence that exposure to radiation from the accident caused their cancers. In June 2000, the US Supreme Court denied petitions for review filed by GPU, Inc., the GPU Energy companies and the plaintiffs.

         In September 2000, the defendants filed a Motion for Summary Judgment in the District Court. Meanwhile, the plaintiffs have taken an interlocutory appeal to the Third Circuit seeking review of the District Court's determination that the remaining plaintiffs should be allowed to advance causation theories based only on the admissible evidence of record at the close of discovery in the case. On April 30, 2001, the Third Circuit affirmed the District Court's decision.

         There can be no assurance as to the outcome of this litigation

                                                   Financial Statements
                                                   Item 6(b)
                                                   Page 23 of 37


         GPU, Inc. and the GPU Energy companies believe that any liability to which they might be subject by reason of the TMI-2 accident will not exceed their financial protection under the Price-Anderson Act.


                         NUCLEAR PLANT RETIREMENT COSTS
                         ------------------------------

         Retirement costs for nuclear plants include decommissioning the radiological portions of the plants and the cost of removal of nonradiological structures and materials. The disposal of spent nuclear fuel is covered separately by contracts with the US Department of Energy (DOE).

         In 1995, a consultant performed a site-specific study of TMI-2 that considered various decommissioning methods and estimated the cost of decommissioning the radiological portion and the cost of removal of the nonradiological portion of the plant, using the prompt removal/dismantlement method. Management has reviewed the methodology and assumptions used in this study, is in agreement with them, and believes the results are reasonable. The TMI-2 funding completion date is 2014, consistent with TMI-2 remaining in long-term storage. The retirement cost estimate under the 1995 site-specific study, assuming decommissioning of TMI-2 in 2014, is $454 million for radiological decommissioning and $36 million for non-radiological removal costs (net of $12.6 million spent as of March 31, 2001)(in 2001 dollars).

         Each of the GPU Energy companies is responsible for retirement costs in proportion to its respective ownership percentage. The ultimate cost of retiring TMI-2 may be different from the cost estimate contained in this site-specific study. Also, the cost estimate contained in this site-specific study is slightly less than the decommissioning funding targets established by the NRC.

         The estimated liability for future TMI-2 retirement costs (reflected as Three Mile Island Unit 2 future costs on the Consolidated Balance Sheets) as of March 31, 2001 and December 31, 2000 is $520 million (JCP&L $130 million; Met-Ed $260 million; Penelec $130 million) and $515 million (JCP&L $129 million; Met-Ed $257 million; Penelec $129 million), respectively. This liability is based upon the 1995 site-specific study estimate (in 2001 and 2000 dollars, respectively) discussed above and an estimate for remaining incremental monitored storage costs of $30 million (JCP&L $7.5 million; Met-Ed $15 million; Penelec $7.5 million) and $29 million (JCP&L $7 million; Met-Ed $15 million; Penelec $7 million) as of March 31, 2001 and December 31, 2000, respectively, as a result of TMI-2 entering long-term monitored storage in 1993.

         Offsetting the $520 million liability as of March 31, 2001 is $131 million (JCP&L $16 million; Met-Ed $95 million; Penelec $20 million), which management believes is probable of recovery from customers and included in Regulatory assets, net on the Consolidated Balance Sheet, and $366 million (JCP&L $115 million; Met-Ed $154 million; Penelec $97 million) in trust funds for TMI-2 and included in Nuclear decommissioning trusts, at market on the Consolidated Balance Sheet.

                                                   Financial Statements
                                                   Item 6(b)
                                                   Page 24 of 37


         The NJBPU has granted JCP&L revenues for TMI-2 retirement costs based on the 1995 site-specific study estimate. In addition, JCP&L is recovering a portion of its share of TMI-2 incremental monitored storage costs. The PaPUC Restructuring Orders granted Met-Ed and Penelec recovery of TMI-2 decommissioning costs as part of the CTC; however, Penelec has recovered these costs through the divestiture of its generating assets. The 1996 Customer Choice Act also allows Met-Ed and Penelec to defer as a regulatory asset those amounts that are above the level provided for in the CTC for future recovery.

         As of March 31, 2001, the accident-related portion of TMI-2 radiological decommissioning costs is estimated to be $80 million (JCP&L $20 million; Met-Ed $40 million; Penelec $20 million), which is based on the 1995 site-specific study (in 2001 dollars). In connection with rate case resolutions, JCP&L, Met-Ed and Penelec made contributions to irrevocable external trusts for their respective shares of the accident-related portion of the decommissioning liability in amounts of $15 million, $40 million and $20 million, respectively. These contributions were not recoverable from customers and were expensed in 1990, in the case of JCP&L, and in 1991 for Met-Ed and Penelec.

         The GPU Energy companies intend to seek recovery for any increases in TMI-2 retirement costs, but recognize that recovery cannot be assured.

         The GPU Energy companies own all of the common stock of the Saxton Nuclear Experimental Corporation, which owns a small demonstration nuclear reactor. Decommissioning of the plant is expected to be completed in 2002. The estimated liability for future Saxton decommissioning costs at March 31, 2001 was $14 million (JCP&L $6 million; Met-Ed $5 million; Penelec $3 million), net of $38 million spent as of March 31, 2001.


                                    INSURANCE
                                    ---------

         GPU has insurance (subject to retentions and deductibles) for its operations and facilities including coverage for property damage, liability to employees and third parties, and loss of use and occupancy. There is no assurance that GPU will maintain all existing insurance coverages. Losses or liabilities that are not completely insured, unless allowed to be recovered through ratemaking, could have a material adverse effect on the financial position of GPU.

         GPU has purchased property and decontamination insurance coverage for TMI-2 totaling $150 million.

         The Price-Anderson Act limits an owner's liability to third parties resulting from a nuclear incident to approximately $9.5 billion. Coverage for the first $200 million of such liability is provided by private insurance. The remaining coverage, or secondary financial protection, is provided by retrospective premiums payable by all nuclear reactor owners. Although TMI-2 is exempt from retrospective premium assessments, the plant is still covered by the provisions of the Price-Anderson Act. In addition, the GPU Energy

                                                   Financial Statements
                                                   Item 6(b)
                                                   Page 25 of 37


companies are subject to other retrospective premium assessments related to policies applicable to TMI-1 prior to its sale to AmerGen.


                              ENVIRONMENTAL MATTERS
                              ---------------------

         As a result of existing and proposed legislation and regulations, and ongoing legal proceedings dealing with environmental matters including, but not limited to, air and water quality, global warming, electromagnetic fields, and storage and disposal of hazardous and/or toxic wastes, GPU may be required to incur substantial additional costs to construct new facilities; modify or replace existing and proposed equipment; or remediate, decommission or clean up waste disposal and other sites currently or formerly used by it, including formerly owned manufactured gas plants (MGP), coal mine refuse piles and generation facilities. In addition, federal and state laws provide for payment by responsible parties for damage to natural resources.

         GPU has been formally notified by the US Environmental Protection Agency (EPA) and state environmental authorities that it is among the potentially responsible parties (PRPs) who may be jointly and severally liable to pay for the costs associated with the investigation and remediation at 11 hazardous and/or toxic waste sites (in some cases, more than one company is named for a given site).

    JCP&L        MET-ED       PENELEC        GPUN        GPU,INC.     TOTAL
    -----        ------       -------        ----        -------      -----
      7             4            3             1           1           11

         In addition, certain of the GPU companies have been requested to participate in the remediation or supply information to the EPA and state environmental authorities on several other sites for which they have not been formally named as PRPs, although the EPA and/or state authorities may nevertheless consider them as PRPs. Certain of the GPU companies have also been named in lawsuits requesting damages (which are material in amount) for hazardous and/or toxic substances allegedly released into the environment. As of March 31, 2001, a liability of approximately $6.1 million (JCP&L $1.6 million; Met-Ed $0.5 million; Penelec $0.2 million; other $3.8 million) was recorded for PRP sites where it is probable that a loss has been incurred and the amount could be reasonably estimated.

         The ultimate cost of remediation of all these and other hazardous waste sites will depend upon changing circumstances as site investigations continue, including (a) the existing technology required for site cleanup, (b) the remedial action plan chosen and (c) the extent of site contamination and the portion attributed to the GPU companies involved.

         In 1997, the EPA filed a complaint against GPU, Inc. in the US District Court for the District of Delaware for enforcement of its Unilateral Order (Order) issued against GPU, Inc. to clean up the former Dover Gas Light Company (Dover) manufactured gas production site (Site) in Dover, Delaware. Dover was part of the AGECO/AGECORP group of companies from 1929 until 1942; GPU, Inc. emerged from the AGECO/AGECORP reorganization proceedings in 1946. All of Dover's common stock, which was sold in 1942 to an unaffiliated entity,

                                                   Financial Statements
                                                   Item 6(b)
                                                   Page 26 of 37


was subsequently acquired by Chesapeake Utilities Corporation (Chesapeake), which merged with Dover in 1960. In its complaint, the EPA sought (1) enforcement of the Order against GPU; (2) recovery of its past response costs;
(3) a declaratory judgment that GPU is liable for any remaining cleanup costs of the Site; and (4) statutory penalties for noncompliance with the Order. As of December 31, 2000, the EPA claimed past costs of $1.1 million, and GPU, Inc.'s maximum penalty exposure for noncompliance with the Order was approximately $44 million. Chesapeake has also filed suit against GPU, Inc. for contribution to the cleanup of the Site. As of December 31, 2000, Chesapeake claimed to have spent in excess of $10 million on site cleanup costs, and was seeking recovery of at least $5 million from GPU, Inc. through the contribution claim.

         The parties have reached agreement in principle on the terms of a global settlement, which is to be contained in a Consent Decree. Under the global settlement terms, GPU, Inc. would perform certain work at the Site, at an estimated cost of $0.6 million. GPU, Inc. would also pay $1.7 million for a portion of the EPA's and Chesapeake's past costs. In addition, GPU, Inc. would make a cash-out payment of $1.25 million for future costs and would make a penalty payment to the EPA of $0.1 million for noncompliance with the Order. The total estimated cost to GPU, Inc. under the global settlement terms, if ultimately implemented, would be $3.65 million.

         In August 2000, Rochester Gas & Electric Corporation (RG&E) filed suit against GPU, Inc. in the US District Court for the Western District of New York for the reimbursement of $5.2 million of costs and damages it has allegedly incurred, and a declaratory judgement with respect to future costs and damages, in connection with two former MGP sites and a third property where wastes from one of those sites were allegedly deposited. All of the properties are located in Rochester, New York. RG&E was an indirect subsidiary of AGECO from May 1929 until January 1946, and a subsidiary of GPU, Inc. from January 1946 until October 1949, when it was divested by order of the SEC under the Public Utility Holding Company Act. GPU, Inc. has filed a motion with the court requesting that portions of RG&E's complaint be dismissed on various substantive grounds. RG&E has responded and filed a motion for summary judgment on the issue of GPU, Inc.'s alleged liability for the sites. A ruling by the court on these motions is pending. There can be no assurance as to the outcome of this matter.

         JCP&L has entered into agreements with the New Jersey Department of Environmental Protection for the investigation and remediation of 17 formerly owned MGP sites. JCP&L has also entered into various cost-sharing agreements with other utilities for most of the sites. As of March 31, 2001, JCP&L has spent approximately $47.6 million in connection with the cleanup of these sites. In addition, JCP&L has recorded an estimated environmental liability of $50.2 million relating to expected future costs of these sites (as well as two other properties). This estimated liability is based upon ongoing site investigations and remediation efforts, which generally involve capping the sites and pumping and treatment of ground water. The cost to clean up these sites could be materially in excess of the $50.2 million due to significant uncertainties, including changes in acceptable remediation methods and technologies.

                                                   Financial Statements
                                                   Item 6(b)
                                                   Page 27 of 37


         The NJBPU has granted JCP&L recovery of MGP remediation costs through the Societal Benefits Charge. As of March 31, 2001, JCP&L had recorded on its Consolidated Balance Sheet a regulatory asset of $52 million. JCP&L is continuing to pursue reimbursement from its insurance carriers for remediation costs already spent and for future estimated costs. In 1994, JCP&L filed a complaint with the Superior Court of New Jersey against several of its insurance carriers, relating to these MGP sites, and has settled with all but one of those carriers.


                       OTHER COMMITMENTS AND CONTINGENCIES
                       -----------------------------------

Class Action Litigation:
-----------------------

GPU Energy

         In July 1999, the Mid-Atlantic states experienced a severe heat storm which resulted in power outages throughout the service territories of many electric utilities, including the territory of JCP&L. Following these outages, the NJBPU initiated an investigation into the causes of the outages and the reliability of the transmission and distribution systems of all four New Jersey electric utilities. This investigation was essentially completed in May 2000, with the issuance of Phase I and Phase II reports and orders from the NJBPU. Both the Phase I and Phase II reports and orders contain, among other things, directions for JCP&L to undertake certain actions and report back to the NJBPU on the results. Additionally, the NJBPU Phase II order concluded that there is not a prima facie case demonstrating that, overall, JCP&L provided unsafe, inadequate or improper service to its customers.

         Two class action lawsuits were commenced in New Jersey Superior Court in July 1999. These suits were subsequently consolidated into a single proceeding, and they seek compensatory and punitive damages arising from the service interruptions of July 1999 in the JCP&L territory. The GPU defendants named in these suits (i.e., GPU, Inc., JCP&L, GPUS and GPU Generation, Inc.) moved to dismiss or stay the litigation pending the NJBPU's exercise of its primary jurisdiction to investigate the causes of the outages. The trial court denied that motion, and also certified a plaintiff class consisting of JCP&L customers and their "dependents, tenants, employees and other intended beneficiaries of customers who suffered damages as a result" of the service interruptions.

         In January 2000, the New Jersey Appellate Division granted the GPU defendants' motion for leave to take an interlocutory appeal of the trial court's decision on the issue of primary jurisdiction. On June 14, 2000, the Appellate Division affirmed the trial court but determined that the NJBPU's findings in the exercise of its "exclusive jurisdiction" could be "probative...but not determinative" of at least some of the issues in the litigation, and leaving it to the trial court to "decide in the first instance just what weight and validity to give the [NJBPU's] findings and conclusions."

                                                   Financial Statements
                                                   Item 6(b)
                                                   Page 28 of 37


         In response to the GPU defendants' demand for a statement of damages, the plaintiffs have stated that they are seeking $700 million, subject to the results of pretrial discovery. JCP&L has notified its insurance carriers of the plaintiffs' allegations. The primary insurance carrier has stated that, while the substance of the plaintiffs' allegations is covered under the policy, it is reserving its rights concerning coverage as circumstances develop. In September 2000, JCP&L received from its primary insurance carrier the initial indemnification payment for certain expenses incurred by JCP&L relative to this action.

         Discovery continues in the class action, and no trial date has been set. The GPU defendants filed a motion with the trial court seeking decertification of the class, and oral argument on the decertification was held in February 2001. There can be no assurance as to the outcome of these matters.

GPU Electric

         As a result of the September 1998 fire and explosion at the Longford natural gas plant in Victoria, Australia, Victorian gas users (plaintiffs) have brought a class action in the Australian Federal Court against Esso Australia Limited and its affiliate (Esso), the owner and operator of the plant, for losses suffered due to the lack of natural gas supply and related damages. The plaintiffs claim that Esso was, among other things, negligent in designing, maintaining and operating the Longford plant, and also assert claims under Australian fair trade practices law.

         Esso has joined as third party defendants the State of Victoria (State) and various State-owned entities which operated the Victorian gas industry prior to its privatization, including Transmission Pipelines Australia (TPA) and its affiliate Transmission Pipelines (Assets) Australia (TPAA). GPU, Inc., through GPU GasNet, acquired the assets of TPA and the shares of TPAA from the State in June 1999. Esso asserts that the State and the gas industry were negligent in that, among other things, they failed to ensure that the gas system would provide a secure supply of gas to users, and also asserts claims under the Australian fair trade practices law. In addition, GPU GasNet and other private entities that purchased the Victorian gas assets from the State have joined Esso as third party defendants. Esso asserts that if the gas industry is liable as alleged, that liability has been transferred to the Buyers as part of the State's privatization process.

         The Australian Federal Court has recently ordered that the proceeding be transferred to the Superior Court of the State of Victoria.

         Under the acquisition agreement with the State, GPU GasNet has indemnified TPA and the State against third party claims arising out of, among other things, the operation of TPA's business. TPA and the State have commenced proceedings against GPU GasNet to enforce the indemnity in respect of any liability that may flow to TPA as a result of Esso's claim.

         GPU GasNet and TPAA have filed answers denying liability to Esso, the State and TPA, which could be material. GPU GasNet and TPAA have notified their insurance carriers of this action. The insurers have notified GPU

                                                   Financial Statements
                                                   Item 6(b)
                                                   Page 29 of 37


GasNet that they have formed the preliminary view that GPU GasNet is not entitled to coverage under the liability policy. GPU GasNet believes that it is entitled to coverage, and discussions with the insurers are continuing. There can be no assurance as to the outcome of this matter.

Investments and Guarantees:
--------------------------

GPU, Inc.

         GPU, Inc. has made significant investments in foreign businesses and facilities through its subsidiaries, GPU Electric and GPU Power. As of March 31, 2001, GPU, Inc.'s investments in GPU Electric and GPU Power were $802 million and $141 million, respectively. As of that date, GPU, Inc. has also guaranteed an additional $1 billion and $21 million of GPU Electric and GPU Power outstanding obligations, respectively. Although management attempts to mitigate the risks of investing in certain foreign countries by, among other things, securing political risk insurance, GPU faces additional risks inherent in operating in such locations, including foreign currency fluctuations.

GPU Electric

         GPU Power UK has a 40% equity interest in a 586 MW power project in Pakistan (the Uch Power Project), which commenced commercial operations in October 2000.

         GPU's investment in the Uch Power Project as of March 31, 2001 was approximately $38 million, plus a guaranty letter of credit of $3.6 million, and its share of the projected completion costs represents an additional $3.1 million commitment. Cinergy (the former owner of 50% of Midlands Electricity plc) agreed to fund up to an aggregate of $20 million of the required capital contributions, for a period of one year from July 15, 1999, and "cash losses," which could be incurred on the Uch Power Project, for a period of up to ten years from July 15, 1999. Cinergy has reimbursed GPU Electric for $4.9 million of capital contributions through March 31, 2001, leaving a remaining commitment of up to $15.1 million. There can be no assurance as to the outcome of this matter.

         GPU Power UK also owns an 18.75% interest in Humber Power Limited (Humber). At March 31, 2001, GPU Power UK's equity in the project, which is located in England, was approximately $22 million. A number of investors in the project (not including GPU Power UK) also have purchase power agreements with Humber, which provide for the servicing of the project's debt and a return on equity. The purchasers are claiming that such contracts, which provide for prices of power in excess of current market prices, will become unenforceable under a new UK regulatory scheme which became effective in March 2001. Humber and the purchasers have agreed to submit the matter to arbitration as provided by the contracts. If the contracts cannot be satisfactorily reformed, the prices at which Humber can sell its energy may not be sufficient to provide an equity return to the investors or ultimately to service Humber's debt. There can be no assurance as to the outcome of this matter.

                                                   Financial Statements
                                                   Item 6(b)
                                                   Page 30 of 37


         GPU Power UK has gas contracts, extending to 2002, which require GPU Power UK to purchase or sell gas at fixed prices. The estimated out-of-market position of these contracts at March 31, 2001 was $23 million; however, GPU Power UK's exposure to future price changes is reduced since these contracts include both sales and purchases.

         Emdersa's operating companies are subject to a number of government claims related to Value-added tax liabilities and to Social Security taxes collected in their electric rates, which aggregate approximately $29 million. The claims are generally related to transitional issues surrounding the privatization of Argentina's electricity industry. There can be no assurance as to the outcome of these matters.

GPU Power

         On July 9, 1999, DIAN (the Colombian national tax authority) issued a "Special Requirement" on the Termobarranquilla S.A., Empresa de Servicios Publicos (TEBSA) 1996 income tax return, which challenges the exclusion from taxable income of an inflation adjustment related to the value of assets used for power generation (EI Barranquilla, a wholly owned subsidiary of GPU Power, ABB Barranquilla, Corporacion Electrica de la Costa Atlantica (CORELCA) and Distral Group have a 28.7%, 28.7%, 42.5% and 0.1% interest in TEBSA, respectively). The failure to give notice of this Special Requirement to the US Export Import Bank (EXIM Bank) is an event of default under the loan agreement. GPU Power also believes that other events of default exist under the loan agreements with project lenders including the Overseas Private Investments Corporation (OPIC), a commercial bank syndicate. As a result, certain required certifications have not been delivered to EXIM Bank, OPIC and the other project lenders, which failure is, itself, an event of default under the loan agreements. These issues are currently being discussed with EXIM Bank, the other project lenders, and the Government of Colombia, as well as the other partners in the TEBSA project. In addition, in January 2001 CORELCA advised GPU Power that it was conducting its own investigation of the matter. Also, in March 2001, the DIAN initiated a review of documents relating to the project, and GPU Power has been advised that DIAN may conduct an audit of TEBSA's tax returns for the years 1999 and 2000 and that DIAN has requested a meeting to discuss the results of its review. As of March 31, 2001, GPU Power has an investment of approximately $96 million in TEBSA and is committed to make additional standby equity contributions of $21.3 million, which GPU, Inc. has guaranteed. The total outstanding senior debt of the TEBSA project is $358 million at March 31, 2001, and, in addition, GPU, Inc. has guaranteed the obligations of the operators of the TEBSA project, up to a maximum of $5 million, under the project's operations and maintenance agreement. There can be no assurance as to the outcome of these matters.

         With regard to the "Special Requirement" issued by DIAN, DIAN asserts that TEBSA should be liable for approximately $4.4 million consisting of $1.3 million in additional tax and $3.1 million in penalties and interest. TEBSA has filed both procedural and substantive objections to these assertions, the DIAN has responded to these objections reiterating its previous position, and TEBSA, in turn, filed an appeal with the DIAN on June 2, 2000. A response is expected by the end of May 2001.

                                                   Financial Statements
                                                   Item 6(b)
                                                   Page 31 of 37


         In July 2000, the DIAN issued a "Special Requirement" on the 1997 income tax return of TEBSA challenging a tax exemption benefit under a Colombian income tax statute. The DIAN requested payment of approximately $1.2 million in additional tax, penalties and interest. On October 12, 2000, TEBSA filed a response with the DIAN stating arguments supporting its tax exemption benefit.

         There can be no assurance as to the outcome of these matters.

Other:
-----

         JCP&L and Public Service Electric & Gas Company (PSE&G) each hold a 50% undivided ownership interest in Yards Creek Pumped Storage Facility (Yards Creek). In December 1998, JCP&L filed a petition with the NJBPU seeking a declaratory order that PSE&G's right of first refusal to purchase JCP&L's ownership interest at its current book value under a 1964 agreement between the companies is void and unenforceable. Management believes that the fair market value of JCP&L's ownership interest in Yards Creek is substantially in excess of its March 31, 2001 book value of $22 million. There can be no assurance as to the outcome of this matter.

         In March 1999, Penelec and New York State Electric & Gas Corporation (NYSEG) each sold their 50% undivided ownership interests in the Homer City Station to a subsidiary of Edison Mission Energy (EME) for a total of $1.9 billion. In connection with the sale, Penelec and NYSEG indemnified the buyer with respect to certain contingent liabilities, including costs or expenses which the EPA might impose for failure to comply with New Source Performance Standards, Prevention of Significant Deterioration and New Source Review regulations under the Clean Air Act prior to the date of the sale. In 1998, the EPA had conducted inspections at Homer City with regard to the plant's compliance with these regulations. On October 30, 2000, EME notified Penelec and NYSEG that the EPA had concluded that these regulations applied to Homer City prior to the sale to EME and that Homer City was operating in violation of these Clean Air Act regulations. If it is ultimately determined that these regulations were applicable to Homer City, the EPA could assess substantial monetary penalties and require capital modifications to the plant, the costs of which would be material. To the extent Penelec and NYSEG are obligated to indemnify EME for any of these costs, they would each be severally liable for a 50% share. There can be no assurance as to the outcome of this matter.

         In July 1999, GPU began to evaluate existing restructuring plans at GPU Power UK and formulate additional plans to reduce operating expenses and achieve ongoing cost reductions. In total, the final cost reduction plan, which was approved in 1999, identified 631 employees to be terminated, and, as a result, a liability of $65 million was recorded. In early 2000, the liability for the then remaining employees was reduced by approximately $6.9 million, due to a change in investment return assumptions. At March 31, 2001, GPU had a remaining severance liability of $2.7 million, included in Other current liabilities on the Consolidated Balance Sheet, related to 32 employees. Management expects the majority of the remaining employees to terminate by June 30, 2001.

                                                   Financial Statements
                                                   Item 6(b)
                                                   Page 32 of 37


         GPU AR has entered into contracts to supply electricity to retail customers through May 2002. In connection with meeting its supply obligations, GPU AR has entered into purchase commitments for energy and capacity with payment obligations totaling approximately $3.1 million as of March 31, 2001. GPU, Inc. has guaranteed these payments, as well as certain other obligations, up to a maximum of $19 million.

         In accordance with the Nuclear Waste Policy Act of 1982 (NWPA), the GPU Energy companies have entered into contracts with, and have been paying fees to, the DOE for the future disposal of spent nuclear fuel in a repository or interim storage facility. In 1996, the DOE notified the GPU Energy companies and other standard contract holders that it would be unable to begin acceptance of spent nuclear fuel for disposal by 1998, as mandated by the NWPA. The DOE requested recommendations from contract holders for handling the delay. In June 1997, a consortium of electric utilities, including GPUN, filed a license application with the NRC seeking permission to build an interim above-ground disposal facility for spent nuclear fuel in Utah.

         At March 31, 2001, GPU has recorded a liability of $213 million owed to the Nuclear Waste Fund, related to spent nuclear fuel generated prior to the sales of TMI-1 and Oyster Creek to AmerGen. AmerGen has assumed all liability for disposal costs related to spent nuclear fuel generated following its purchase of the plants.

         On July 26, 2000, GPUN filed suit in the United States Court of Claims seeking to recover damages as a result of the DOE's failure to commence disposal of GPUN's spent nuclear fuel on January 31, 1998, as required by the terms of the Standard Contract between GPUN and DOE. The complaint seeks damages from the Government in an amount to be determined at trial. GPUN has alleged that it is entitled to damages attributable to operations at both TMI-1 and Oyster Creek. The Government's motion to reassign GPUN's case, and all other similar cases brought against the Government, to a single judge, after which the Government states that it would seek consolidation of all the cases, is pending before the Court. There can be no assurance as to the outcome of this matter.

         GPU, Inc. and consolidated affiliates have approximately 14,300 employees worldwide, of whom 10,200 are employed in the US, 3,600 are in the United Kingdom (UK) and the remaining 500 are in South America and Australia. The majority of the US workforce is employed by the GPU Energy companies (4,850) and MYR (5,040), of which approximately 2,900 and 4,300, respectively, are represented by unions for collective bargaining purposes. In the UK, approximately 2,400 GPU Power UK employees are represented by unions, and the terms and conditions of various bargaining agreements are generally reviewed annually, on April 1. The JCP&L, Met-Ed and Penelec collective bargaining agreements with the International Brotherhood of Electrical Workers expire on October 31, 2004, May 1, 2005 and May 14, 2004, respectively. Penelec's collective bargaining agreement with the Utility Workers Union of America expires on August 31, 2003.

                                                   Financial Statements
                                                   Item 6(b)
                                                   Page 33 of 37


         In March 2001, 207 employees (Met-Ed 101 employees; Penelec 106 employees) accepted Voluntary Enhanced Retirement Programs (VERP) offered to certain bargaining unit employees in Pennsylvania. As a result, a pre-tax charge of approximately $18 million (Met-Ed $9 million; Penelec $9 million) has been recorded in 2001 Operating Income for the cost of pension and other postretirement benefits.

         During the normal course of the operation of its businesses, in addition to the matters described above, GPU is from time to time involved in disputes, claims and, in some cases, as a defendant in litigation in which compensatory and punitive damages are sought by the public, customers, contractors, vendors and other suppliers of equipment and services and by employees alleging unlawful employment practices. While management does not expect that the outcome of these matters will have a material effect on GPU's financial position or results of operations, there can be no assurance that this will continue to be the case.

                                                   Financial Statements
                                                   Item 6(b)
                                                   Page 34 of 37


2.  ACCOUNTING FOR NON-RECURRING ITEMS

Voluntary Enhanced Retirement Programs (VERP):
---------------------------------------------

         In March 2001, 207 employees (Met-Ed 101 employees; Penelec 106 employees) accepted VERPs offered to certain bargaining unit employees in Pennsylvania. As a result, a pre-tax charge of approximately $18 million (Met-Ed $9 million; Penelec $9 million) has been recorded in 2001 Operating Income for the cost of pension and other postretirement benefits.

Termination of Wholesale Energy Contract:
----------------------------------------

         Allegheny Electric Cooperative (AEC), a wholesale customer, filed a complaint with the Federal Energy Regulatory Commission against Penelec claiming, among other things, that Penelec should not be permitted to charge AEC increased purchased power costs which Penelec has incurred following Penelec's divestiture of its generating plants.

         In 2001, Penelec and AEC entered into a settlement agreement under which Penelec will no longer be obligated to supply energy to AEC under its existing wheeling and power supply contract, effective March 2001. In addition, in February 2001 Penelec paid AEC $16 million, subject to refund in the event AEC defaults on certain of its obligations in the agreement. The $16 million payment was charged to operations in the first quarter 2001.

Oyster Creek Sale:
-----------------

         In August 2000, JCP&L sold Oyster Creek to AmerGen Energy Company, LLC (AmerGen), a joint venture of PECO Energy and British Energy, for approximately $10 million. As a result of the sale, a non-recurring gain of $16.5 million, or $0.13 per share, was recognized in income for the reversal of certain deferred taxes and realization of an investment tax credit related to the sale. If JCP&L receives an IRS ruling that supports returning these tax benefits to ratepayers, JCP&L would then reduce its stranded costs by this amount and record a corresponding charge to income. As part of the sale, AmerGen has assumed full responsibility for decommissioning the plant and JCP&L has transferred $440 million of Oyster Creek decommissioning trust funds to AmerGen, of which approximately $114 million was paid into the trust by JCP&L at closing. JCP&L has agreed to fund the station's outage cost (up to a maximum of $88 million), including the fuel reload, for the refueling outage completed in November 2000. Outage costs of approximately $88 million were incurred, and are presently being reviewed by GPU. AmerGen will repay these outage costs to JCP&L in nine equal annual installments without interest, beginning August 2001.

GPU PowerNet Sale:
-----------------

         In June 2000, GPU, Inc. sold GPU PowerNet, its Australian electric transmission company, to Singapore Power International (SPI) for A$2.1 billion (approximately US $1.26 billion). As part of the sales price, SPI assumed liability for A$230 million (US $137.8 million) of medium term notes. A significant portion of the net proceeds from the sale were used to repay debt

                                                   Financial Statements
                                                   Item 6(b)
                                                   Page 35 of 37


in 2000, and the remaining proceeds have been placed in a trust and will be used to further reduce debt. As a result of the sale, GPU recorded in Operating Income on the Consolidated Statement of Income, a pre-tax loss in the quarter ended June 30, 2000 of $372 million ($295 million after-tax, or $2.43 per share), including a $94 million foreign currency loss. During the fourth quarter 2000, there was a change in the estimated tax benefits, which reduced GPU's after-tax loss on the sale to $276.6 million, or $2.28 per share.

GPU International, Inc. (GPUI) Sale:
-----------------------------------

         In December 2000, GPU, Inc. sold GPUI to Aquila Energy Corporation for $225 million. The sale included GPUI's interests in six domestic operating plants and one development stage project. The net proceeds from the sale were used primarily to reduce debt at GPU Capital.

         As a result of the sale, GPU realized a pre-tax gain of $133 million ($89.2 million after-tax, or $0.73 per share).

Restructured Power Purchase Agreement:
-------------------------------------

         In June 1998, Onondaga Cogeneration L.P. (Onondaga), a GPUI independent power project, and Niagara Mohawk Power Corporation (NIMO) renegotiated their existing power purchase agreement and entered into a 10-year indexed swap agreement and power put.

         In September 2000 (prior to the sale of GPUI), Onondaga terminated its rights under the power put thereby terminating all agreements Onondaga had with NIMO to sell energy and capacity under the restructured power purchase agreement. As a result, in 2000, a net pre-tax gain of $42.8 million ($27.8 million after-tax, or $0.23 per share) was recorded in Other Income and Deductions on the Consolidated Statement of Income, as follows: the deferred gain of $86.7 million pre-tax related to the restructured power purchase agreement with NIMO was recognized in income; and the indexed swap agreement was marked to market and the associated deferred revenue was taken to income resulting in a pre-tax gain of $90.8 million. In addition, as a result of terminating the power put with NIMO and based on information supplied by an outside independent expert, management determined that the Onondaga plant would not operate on an economically profitable basis in the merchant generation market, and that the equipment would be technologically obsolete. As the result of an impairment test performed under Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," using the undiscounted cash flows of the plant's operations, management determined that the plant was impaired, and the carrying value of the plant was written down by $69.1 million pre-tax. Also, as a result of the termination of Onondaga's rights under the power put, a review of firmly committed long-term executory gas transportation contracts was performed and the contracts were determined to be out of market, which resulted in a charge to income of $65.6 million. Management's analysis utilized gas and energy pricing supplied by an independent expert.

                                                   Financial Statements
                                                   Item 6(b)
                                                   Page 36 of 37


         In addition, in 2000 a pre-tax charge of $2.5 million ($1.6 million after-tax, or $0.01 per share) was recorded in other operation and maintenance expense for settlement amounts paid in connection with the termination of Onondaga's steam supply agreement.

PaPUC Phase II Order:
---------------------

         On December 20, 2000, the PaPUC issued a Phase II Order providing a final determination of Met-Ed's and Penelec's stranded cost recovery related to the divestiture of their generating assets. The net impact of the Phase II Order was a credit to income of $66.1 million pre-tax (Met-Ed $44.6 million; Penelec $21.5 million), or $40.8 million after-tax (Met-Ed $32 million; Penelec $8.8 million), or $0.34 per share, the major components of which are discussed below.

         As a result of the sales of their generating facilities in 1999, Met-Ed and Penelec recognized a pension curtailment gain (per Statement of Financial Accounting Standards No. 88 (FAS 88), "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and Statement of Financial Accounting Standards No. 106 (FAS 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions"), associated with employees who were terminated from the companies at the time of the sale. This gain, which amounted to $50.5 million pre-tax (Met-Ed $26.2 million; Penelec $24.3 million), was deferred pending the outcome of the Phase II proceedings. Upon receipt of the Phase II Order, the deferred gain was recognized in income.

         In their Phase II filings, Met-Ed and Penelec requested recovery of an additional $303.8 million (Met-Ed $226.3 million; Penelec $77.5 million) of stranded costs. The Phase II Order disallows recovery of $27.9 million (Met-Ed $16 million; Penelec $11.9 million) of this amount. However, Met-Ed and Penelec anticipated a disallowance of a portion of their stranded costs, and established a reserve of $24.9 million (Met-Ed $18.7 million; Penelec $6.2 million) in 1999. Therefore, in 2000, the remaining disallowance of $3 million pre-tax (Met-Ed $(2.7) million; Penelec $5.7 million) was (credited)/charged to income.

         Met-Ed requested recovery of stranded costs associated with its leasehold interest in the Merrill Creek Reservoir project. The Phase II Order granted Met-Ed full recovery of these costs. Met-Ed had previously recorded liabilities which were reversed upon review of the Phase II Order. In addition, during the proceedings, certain estimates and assumptions used in calculating the lease expense were revised. The reversal of related liabilities and the changes in estimates and assumptions resulted in a credit to income of $13.8 million pre-tax.

                                                   Financial Statements
                                                   Item 6(b)
                                                   Page 37 of 37


         The Phase II Order deferred a decision on Met-Ed's requested rate increase in 2006 for future consideration. The Order also requires Met-Ed and Penelec to seek a ruling from the Internal Revenue Service (IRS) approving the credit to ratepayers of unamortized investment tax credits and excess deferred income tax benefits associated with their divested generating stations, which were recognized in operating income in 1999. If the IRS ruling ultimately supports returning these tax benefits to ratepayers, Met-Ed and Penelec would then reduce stranded costs by $40 million and record a corresponding charge to income.